INVEST IN **TRASHY**

Trash → Cash | $2M+ Revenue, 600,000+ Units Sold | Upcycled Innovation in $50bn Category


Trashy

pulppantry.com   Los Angeles, CA

Female Founder | Food & Beverage | VC-Backed | Sustainability

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. Over $2M in Revenue (estimated $4M+ Retail Revenue!) since launch in 2020
2. ♻️ Pioneering brand the fast-growing $50 billion upcycled food market
3. 600,000+ customers served
4. 🥇 NEXTY Winner: Best Salty Snack in 2022

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Featured Investors

SCIENCE   Science Inc   Follow   Invested $250,000

Science is a Los Angeles-based investment firm and startup studio partnering with and investing in disruptive technology companies. Science has invested in and built household names like Dollar Shave Club, MeUndies and Liquid Death.
science-inc.com

Mike Jones, Co-Founder and Managing Director

"Our investment in Trashy is grounded in our belief in the founder's resourcefulness, resilience, and mission-driven approach, demonstrated by bootstrapping the company to significant revenues with minimal overhead and a compelling sales track record through major accounts. The product is highly differentiated in the market—Trashy Chips stands out as a vegetable chip utilizing fresh vegetables without relying on common fillers, offering unparalleled fiber content and aligning with the growin..."

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 **Branch Venture Group**   Follow   Invested $35,000 ⓘ

We provide support to high-growth, innovative food ventures through network, capital & expertise.
branchventuregroup.com

"We are thrilled to announce our investment in Pulp Pantry's seed round, captivated by their innovative approach and commitment to disrupting veggie chips and offering a great alternative to vegetable-based snacking. Here are the three key reasons why Pulp Pantry has caught our attention: Early Traction and Market Differentiation: Pulp Pantry has demonstrated remarkable early traction, extending its presence to 600 retail stores on the West Coast. With a strategy focused on expanding to meet ..."

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View Investment Memo

 **37 Angels** in   Follow   Invested $50,000 ⓘ
Notable Investor

Angle Investors

"Our decision to invest in Trashy was driven by solid product margins, clear exit strategies, and strong environmental impact. By converting suppliers' waste into a key ingredient, Trashy not only enhances its cost structure but also creates a sustainable business model that incentivizes long-term supplier relationships. On top of that, we were very impressed by Kaitlin. Her background in the food industry and commitment to sustainability have established enduring partnerships with suppliers..."

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 **Barbara Duker** in   Follow   Invested $25,000 ⓘ

CEO at Laugh Lounge. Strategy, Operations, and Implementation Consultant.

"This business makes so much sense! It litter*ally checks all the boxes: • A fantastic founder who boot strapped the business a long way and is open to feedback while still keeping her focus - CHECK • A tasty product that allows for healthy choices without sacrificing flavor - CHECK • An innovative approach that results in amazing product margins (42%) - CHECK • A company that is a solution to the massive food waste issue we will all face all over the world -

solution to the massive food waste issue we will all face all over the world –
CHECK, • Great traction and stro…"

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 **Barbara Duker**
Syndicate Lead Follow   Invested $25,000 ⓘ

An angel investor focused on seed stage startups; member of 37 Angels; Investor in 15+
different organizations, including Trashy and Sensate

"Kaitlin is a fantastic founder who is responsive, driven, open to suggestions
from advisors, and focused on her product and her mission. Her product Trashy
checks all the boxes: * Yummy - yes my kids eat these! * Healthy option for
snacking * Innovative ingredients that result in fantastic product margins * A
thoughtful solution to the massive amounts of food waste we produce
currently. * Great traction and a strong proof of concept * An exciting rebrand.
This is a great opportunity to g…"

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Our Team

 **Kaitlin Mogentale** CEO + Founder

A maven of munchies, the duchess of dumpster diving, Kaitlin is the Chief Trash
Talker behind Trashy. She's been on the food waste front lines, kicking butt and
taking names for over 8 years. Kaitlin holds a B.S. in Environmental Studies from
USC.

We're Trashy. We have a thing for turning the misfit, wonky veg, cast aside in our cold-hard
world, into the crunchiest, craveable chips you've ever put in your mouth. We believe that
healthy eating shouldn't be complicated. With a little ingenuity, we're here to see that
vegetables and upcycled innovation make it to every aisle of the grocery store.

 **Jackie Bologna** Sales Coordinator

Decade-long background in sales and marketing in CPG F&B. Jackie stays busy
wrangling those indie wholesalers and cozying up with the hospitality hotshots.
If there's a sale to close, Jackie's on the case, serving up our upcycled chips.

 **Marlyn Maghacot** Sales Operations Specialist

Marlyn is our queen of customer service. Previously, she has juggled the
accounts of seven well-known CPG brands. Marlyn is the behind-the-scenes
maestro making sure our ship sails smooth while serving up support.

 **Nate Hamilton** Operations Manager

Nate's the overlord of operations at Trashy HQ. He keeps our snacks shipping,
orchestrates on-time delivery, and ensures every bag of Trashy Chips arrives to
you in as epic fashion as our mission.

 **Paul Baudier** Advisor + CPG Operations

Paul has been deeply involved in the CPG industry since 2011 after starting his
career in finance. An early employee at Juice Press, Paul has served as an
advisor and consultant for notable brands including Sakara Life and Peloton.

 **Adam Siskin** Advisor + CPG Finance



Adam has supported over 50 CPG companies in a finance, strategy, and business advisory capacity. From Rao's Homemade to Partake Brewing, Adam has touched companies from pre-revenue through successful exit. He is a finance and strategic whiz.



Lauren Graham Social Media and Graphic Design

Who are we?



MEET
Trashy
Trashy
JALAPEÑO LIME CHIPS
Gluten FREE
25 GRAMS OF FIBER IN EVERY BAG!

Wonky, Weird and Wonderful

From the team that brought you Pulp Pantry and the original Upcycled Pulp Chip: meet Trashy, the baddest bag on the block. We're shaking up the $46.7 billion upcycled food game, firing up a flavor rebellion for the climate-concerned. We're here to throw down the gauntlet: snack boldly, waste nothing.

Ever felt guilty about not hitting your daily veggie quota? Trashy's got your back, turning snack hankerings into an opportunity to squeeze your daily dose of greens and fiber in the tastiest way possible. We're transforming overlooked veggies into the crunchiest, craveable, feels-so-good-doing-good chips you've ever put in your mouth.

With a cool **$2 million in sales** and 600,000+ bags of chips devoured, we've turned the tide on over 200,000 lbs of potential waste. Based out of sunny Cali, we're cranking up our upcycled mission – think good *fibes* meets unrivaled taste.

We're scouting for investors, advisors and new hires to supercharge our growth, spark innovation, and capture the palates of snack lovers everywhere.

So, what do you say? **Ready to join the Trashy takeover and snack with impact?** Let's rewrite the junk food playbook, making every bite count towards a more sustainable munch.

Feed Your Trashy Side.



Slum Chips
VEGETARIAN
GPK
PUBLIC SERVICE ANNOUNCEMENT
TRASHY CHIPS ARE REAL GOOD
25 G OF FIBER PER BAG


Trashy
Perfect angels
I LOVE IT BECAUSE ITS
TRAAAASH!
BUST
PUSSY RIOT
WOMEN RISE UP
THE REVOLUTION ISSUE
TRASHY TREASURES
1-800-EAT-TRASHY


Trashy
REAL GOOD VEGGIE CHIPS
FEED YOUR TRASHY SIDE
ABSOLUTELY & AUTHENTICALLY
Gluten FREE
JALAPEÑO LIME CHIPS
NET WT 1/4 LB of veggies
VALUE
5 GRAMS OF FIBER

Introducing Trashy Chips

The Trashiest Chip on the Planet. Trashy Chips are crafted from purely trashy ingredients—aka, nutritious veggie scraps that were headed for, well...the trash.

We're launching a full-frontal assault on the tasteless, wasteful status quo, liberating millions more pounds of glorious organic greens in the fight against climate change.


MAXIMUM LOADING LEVEL
Food waste accounts for 24%
of all landfill inputs
THE LARGEST OF ANY INPUT!
Trashy

By eating Trashy Chips, you can liberate a quarter pound of misfit veggies that were juiced and beat to a pulp, and carrot peels that were brutally shaved from curvy carrots to make those teeny tiny, perfect baby carrots. Very cute, yes, but very wasteful.


Trashy
JALAPEÑO LIME CHIPS
Our Secret
Ingredient 🤫?
5 GRAMS OF FIBER
QUALITY GUARANTEED
ABSOLUTELY & AUTHENTICALLY
100%

Honest to goodness, organic upcycled (fresh) vegetables.

Upcycling 101

"Upcycled foods use ingredients that otherwise would not have gone to human consumption, are procured and produced using verifiable supply chains, and have a positive impact on the environment."

- Upcycled Food Association

Why We Upcycle

Harnessing the potential of upcycled ingredients, we craft nutritious consumer goods that not only combat climate change but also drive us closer to realizing our vision of a robust and sustainable future of food.

With our two active sourcing partnerships in the juicing industry, we have access to over 4 million pounds of organic upcycled vegetables, ensuring sustainability and affordability without wasting a lick of flavor or nutrition.

But there's a whole world of opportunity out there: with an estimated 108 million pounds of nutritious food wasting away, waiting to be rescued.



Dump Junk,
Eat Trashy.

Eat Trashy, Without the Junk.

It's time to spill the tea: America's favorite food category, chips, are junk. Packed with a buffet of the cringiest ingredients you can imagine (hello, dextrose and friends—yellow 6, yellow 5, and all their artificial pals), these chips are doing a number on our bodies and Planet Earth.

Enter Big Chip, our salty snack overlords, hogging 80-90% of the salty snack category playground with their cheap tricks and dirty secrets. Oh, they're slick, coating every chip in canola oil, GMOs, and a cocktail of those additives that should come with a "yikes" warning.

Munching on those greasy bags leaves us feeling like we just dumpster-dived for

dinner. And we're, for one, sick of feeling like garbage from what we eat. How about you?

What's a snack lover to do?

It's time to Dump Junk, Eat Trashy. We're here to crash the Big Chip party and bring back the crunch without the crash.







A staggering 43% of millennials distrust Big Food companies.

TORTILLLA CHIIP
VS
Trashy
JALAPEÑO LIME CHIPS
THAT'S JUNK
INGREDIENTS THAT TRASH THE PLANET
MONOCROPS AND GMO'S
EMPTY CALORIES THAT TRASH OUR BODIES
THIS IS TRASHY
UPCYCLED, ORGANIC VEGGIES
SOIL HEALTHY CHICKPEA & PEA FLOUR
5 GRAMS OF GUT-HEALTHY FIBER PER SERVING

Who Trashy Serves

Great Taste? Better for you? Table stakes.

Today's emerging consumers are screaming for snacks that smack of sustainability (hold the greenwashing), and don't play dirty with ingredients that put profits over people.

The future of snacking should do *more* than just satisfy hunger—our food system has this incredible power: it can either restore our planet or degrade it further. Right now, we're doing the latter. This is our call to action.

When you grab a bag of Trashy, you restore our soils and fight food waste to help the climate crisis.

Trashy Chips make it easy to Snack with Impact - no matter if you're an eco-warrior or just plain salty snack-obsessed.

Time's up for the old guard; we're here to devour that market share.



INTRODUCING
Trashy
Trashy
JALAPEÑO LIME CHIPS





CHIPS
25 GRAMS OF FIBER IN EVERY BAG!

What's Inside
A New & Improved Recipe
Organic Vegetable Blend (Carrot, Romaine, Spinach, Kale, Collards, Green Leaf, Green Chard, Cucumber, Parsley, Celery), High Oleic Sunflower Oil, Organic Pea Flour, Organic Chickpea Flour, Cassava Flour, Organic Tapioca Flour, Organic Okara Flour, Non-GMO White Vinegar, Organic Chia Seeds.

140

CALORIES PER SERVING

	AMOUNT PER 28G	%DV
TOTAL FAT	**8G**	**10%**
CHOLESTEROL	**0G**	**0%**
TOTAL CARBS	**17G**	**6%**
DIETARY FIBER	5G	18%
TOTAL SUGARS	0G	0%
PROTIEN	**2G**	
VITAMIN D	**0MCG**	**0%**
CALCIUM	**70MG**	**6%**
IRON	**0.8MG**	**4%**
POTASSIUM	**130MG**	**2%**

Thanks to our upcycled ingredients, Trashy Chips actually WON'T trash your body or the planet.

- Packed with flavor and fiber to satisfy and satiate, instead of leaving you feeling like garbage 😌
- Fighting food waste and climate change with a quarter pound of upcycled

vegetables per bag 🥬💪

Trashy Chips, formerly Pulp Chips, proudly stand among the pioneers of the Upcycled Foods movement. Now, upcycled foods boasts a valuation soaring above $50 billion, marking a significant milestone in the category's evolution.

Better for You,

🌱 100% Vegan
⛔ Grain-Free & Gluten-Free, Corn & Potato-Free
🥬 Full day's serving of fiber in each bag
😌 Satisfies cravings & satiates hunger

Better for the Planet.

♻️ Powered by upcycled, organic veg
✅ Plastic Neutral Certified, Upcycled Certified
🌍 Soil-friendly organic chickpea & pea flour

Plus, a new & improved recipe...

Hold onto your taste buds – Trashy Chips don't just do good; they taste sinfully spectacular.

This year, we teamed up with a *seasoned* product development maven, who's spent over 35 years experience crafting products for the Nabisco, Gamesa, and PepsiCo empires.

Notably, his experience includes new product development Director at PepsiCo, and R&D Sr. Director Global, Snacks, also at PepsiCo. His mission? To catapult Trashy Chips into a realm where even the most devout junk food aficionados can't tell they're munching on something way better.

Here's how our recipe has changed with his help:

- surprise! we've added MORE upcycled vegetables, with the addition of an upcycled carrot puree (the shavings from baby carrots);
- we've swapped out some cassava flour for more nutritious USA-grown organic pea & chickpea flours.

The result?

- a thinner, crunchier chip;

- a more consistent product - so you always know you can expect great quality snacks from us;

- a flavorful base chip that is the perfect complement to our punchy seasonings;

- better seasoning coverage (thanks to the thinner chip!).

Feast your eyes (and soon, mouths) on our starting lineup of savory chef-crafted flavors:

- Barbecue: a smoky savory and spicy barbecue that'll knock your socks off;

- Jalapeño Lime: a spicy hot zesty mess for your taste buds;

- Sea Salt: basic, sure, but everybody loves her;

- Salt n Vin: a tangy salty bite that'll have you coming back for more.

Psst... stay tuned and VOTE in our campaign updates on the best names for each.

WHICH CHIPS ARE YOU CHOOSING?



TRASHY

Main ingredient: ORGANIC PRESSED VEGETABLES

HIGH IN FIBER, lower in net carbs

Made from UPCYCLED VEGGIES: fights climate change & food waste

$1 per ounce

VS. JUNK



1g fiber

A combination of vegetable oils, artificial flavors & colors

HIGH CARB, little to no fiber for satiation

Mainly made from potatoes, corn or other conventional monocrops

$.85 per ounce